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18001259

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FEB 26 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FallLine Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old Kings Highway South
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Ruhlin (203)424-2256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, Peter E. Ruhlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fall Line Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter E Ruhlin
Signature

President and Chief Financial Officer
Title

Nancy J. Brenseke
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Page Number

Report of Independent Registered Public Accounting Firm.............................1

Financial Statement:

Statement of Financial Condition 2

Notes to Financial Statement...3-6

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
FallLine Securities LLC
Darien, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FallLine Securities LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FallLine Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FallLine Securities LLC's management. Our responsibility is to express an opinion on FallLine Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FallLine Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as FallLine Securities LLC's auditor since 2016.
New York, New York
February 21, 2018

FALLLINE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 377,426
Deposit with clearing organization	100,058
Commission receivable from clearing broker	23,119
Due from affiliate	16,741
Computer equipment, at cost, less accumulated depreciation of $11,955	6,214
Security deposit	40,000
Prepaid expenses	22,750
Total Assets	$ 586,308

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 310,232
Accrued rent expense	85,029
Total Liabilities	395,261
Member's equity	191,047
Total Liabilities and Member's Equity	$ 586,308

The accompanying notes are an integral part of this financial statement.

FALLLINE SECURITIES LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

1. Organization and Nature of Business:

FallLine Securities LLC (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company is also subject to oversight by the Securities and Business Investments Division of the Office of the Banking Commissioner of the State of Connecticut. The Company is a single member Delaware limited liability company, registered to do business as a foreign limited liability company in the State of Connecticut. The Company is a wholly-owned subsidiary of FallLine Group LLC ("FallLine Group"). The Company enables private wealth advisors servicing ultra-high net worth clients to launch and build independent hybrid registered investment adviser ("RIA") businesses by providing transition services, an integrated technology and services platform, third-party investment products and introducing broker-dealer capabilities to those businesses. The Company contracted with, and commenced providing services to, its first RIA client in 2017. There can be no assurance that the Company will be able to attract additional RIA clients.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant Accounting Policies:

Basis of Accounting

The financial statement of the Company has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Income is recorded when earned and expenses are recorded when incurred.

Newly Adopted Accounting Principle

During 2017, the Company adopted the provisions of ASU 2014-15 *Presentation of Financial Statements-Going Concern (Subtopic 205-40)*. See Note 8 for disclosure required by this new standard. The adoption of this standard had no effect on amounts reported in this financial statement.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

2. Significant Accounting Policies (continued):

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains accounts with a commercial bank and at times such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits. The cash balances in excess of the FDIC limit of $250,000 was $132,769 as of December 31, 2017.

Computer Equipment

Computer equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using accelerated methods for financial statement reporting purposes over the estimated useful lives of the assets, which is five years.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for U.S. federal and state income taxes. These taxes are the responsibility of FallLine Group, which as the sole member includes the Company's income and deductions in its tax returns.

FallLine Group files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. However, the Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities (Tax Authorities) in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has no uncertain tax positions at December 31, 2017. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

3. Office Lease:

The Company leases office space in Darien, Connecticut. In September 2015, the Company signed a five-year lease for office space, commencing October 1, 2015 and expiring March 31, 2021. The Company recognizes rent expense on a straight-line basis computed by dividing the total rent to be paid over the lease term by the number of months in the lease arrangement. The lease required a security deposit of $40,000. Rent commenced on April 1, 2016. The lease contains additional rent clauses for real estate taxes and certain operating costs incurred by the landlord.

3. Office Lease (continued):

The following is a schedule by year of the future minimum annual occupancy costs:

Years Ended December 31,	Annual Occupancy Costs
2018	$ 160,614
2019	165,237
2020	169,858
2021	42,754
Total:	$ 538,463

4. Related Party Transactions:

The Company is a wholly-owned subsidiary of FallLine Group, and has been funded to date by capital contributions made by FallLine Group. FallLine Group's members include FallLine Group Holdings Corp. ("Holdings"), persons who are also shareholders of Holdings and persons employed by the Company. Due from affiliate at December 31, 2017 totaled $16,741, and consists of certain expenses incurred by FallLine Compliance Solutions LLC, an affiliate of the Company ("FallLine Compliance"), and paid by the Company. This amount due from affiliate is non-interest bearing and is due on demand. The Company maintains expense sharing agreements with each of FallLine Group and FallLine Compliance (each, an "Expense Sharing Agreement" and together, the "Agreements"). The Agreements each state that, during the term of the respective Agreement, the Company will permit FallLine Group and FallLine Compliance, as the case may be, to use office space, furnishings and office equipment located at the Company's offices in Darien, Connecticut, and the Company will pay for all services in the offices. The Agreements further provide that FallLine Group and FallLine Compliance, as the case may be, will pay the Company for use of office space (e.g., rent and utilities) and any contracted services (e.g., accounting/bookkeeping) based on a percentage of cost methodology calculated in accordance with a fee schedule attached to each respective Expense Sharing Agreement. Allocations are made on a rational basis as follows: (i) rent and utilities usage is based on a reasonable allocation of square footage occupied by FallLine Group and FallLine Compliance, as the case may be, and the Company; and (ii) accounting/bookkeeping is estimated and is based on a projected reasonable allocation of time spent by the third-party performing those services. FallLine Group has contracted for appropriate professional liability and cybersecurity insurance for itself and its wholly-owned subsidiaries, which includes the Company. The Company reimburses FallLine Group for its portion of such insurance with an allocation made by FallLine Group on a rational basis based upon the activities of the Company. As of December 31, 2017, there were no expenses incurred by FallLine Group owed by the Company and due FallLine Group.

5. Net Capital Requirements:

The Company is subject to SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $105,341, which was $55,341 in excess of its required net capital of $50,000. The Company's net capital ratio was 3.7522 to 1 at December 31, 2017.

6. Deposit With Clearing Organization:

The deposit with the Company's clearing organization at December 31, 2017 is the required clearing deposit pursuant to a clearing agreement with the clearing broker that provides clearing and depository operations for customer transaction on a fully disclosed basis.

7. Indemnification:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company may also indemnify some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and had not recorded any contingent liability in the financial statements for these indemnifications.

8. Going Concern:

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $1,589,816 for the year ended December 31, 2017, and as a result the member of the Company made capital contributions of $1,525,000 to fund expenses and maintain its compliance with the net capital rule. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

9. Subsequent Events:

Management has evaluated subsequent events through February 21, 2018, the date this financial statement was available to be issued and determined that there were no material events that would require disclosures in the Company's financial statement.

FALLLINE SECURITIES LLC

Report of Independent Registered Public Accounting Firm

Regarding Management Statement of Compliance with

the Exemptive Provisions of SEC Rule 15c3-3

For the Year Ended December 31, 2017

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
FallLine Securities LLC
Darien, Connecticut

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) FallLine Securities LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which FallLine Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) FallLine Securities LLC stated that FallLine Securities LLC met the identified exemption provision throughout the year ended December 31, 2017 without exception. FallLine Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FallLine Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 21, 2018

FallLine Securities LLC

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

FallLine Securities LLC (the "Company") is a registered broker-dealer subject to Section 17a-5 of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 17a-5 of the Exchange Act promulgated by the Securities and Exchange Commission (See 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company received approval from the Financial Industry Regulatory Authority to commence business operations on July 20, 2015. This Exemption Report was prepared as required by Section 17a-5 of the Exchange Act and Rule 17a-5(d)(1) and (4) thereunder. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the year ended December 31, 2017; and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2017 without exception.

FallLine Securities LLC

I, Peter E. Ruhlin, a duly authorized officer of the Company, swear and affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct on and as of the date set forth below.

By: ____________________
Peter E. Ruhlin
President and Chief Financial Officer

February 21, 2018

FALLLINE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

FILED PURSUANT TO RULE 17a-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT